                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF SEPTEMBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

TELECOM ITALIA S.p.A.

SHAREHOLDERS' MEETING OF 18 OCTOBER 2012

REPORT OF THE BOARD OF AUDITORS

ON THE ITEMS ON THE AGENDA

Dear Shareholders,

in its report to the Telecom Italia S.p.A. Shareholders’ Meeting called for 18 October 2012, the Board of Directors has explained the proposals for dispute settlements with the former Executive Directors of the Company Mr. Carlo Orazio Buora and Mr. Riccardo Ruggiero and, subordinately, for starting corporate liability action against them.

The Board of Auditors – having consulted its own experts – agrees with the proposals and the considerations of the Board of Directors and, insofar as it has the independent power to initiate the action, reports as follows.

The Board of Auditors has constantly monitored the critical issues regarding both the Security affair and the prepaid cards affair as they emerged over several years, and has duly reported on its activities and resolutions in its reports, most recently in the reports pursuant to Article 153 of Legislative Decree no. 58/1998 regarding the 2010 and 2011 financial years, which are referred to in this document.

With reference to the Security affair, the Board of Auditors, in its report on the 2011 financial year, referred to its previous comments in the report on the 2010 financial year in which, having raised the question of the uncertainties that remained unresolved at that time, regarding the institution of legal proceedings against the «executive directors hypothetically involved», pointed out that the five year period within which such action could be taken had not yet expired, and that since the criminal proceedings «do not appear to have been concluded», it would monitor «with the greatest attention the developments in the case, as well as the emergence of any relevant finding, so as to be able to promptly update its assessment if this should be necessary» (page 17 therof).

On the occasion of the Telecom Italia Shareholders’ Meeting held on 15 May 2012, the Board of Auditors also supplied the report pursuant to article 114, subsection 5 of Legislative Decree no. 58/1998, quoted herein, after the grounds for the ruling of the Supreme Court of 20 September 2011, no. 1265 had been filed, demonstrating that the decision recognised that the activities of the Security department were also carried out in the interest of the Company, agreeing with the decision to implement an interruption of the statute of limitations against former Executive Director Carlo Orazio Buora, and declaring that it would «carefully oversee the initiatives that will be taken by the Company, taking into due account the independent power of the Board of Auditors on the liability proceedings against its directors».

After the decision of the Board of Directors to interrupt the statute of limitations, announced to the Shareholders’ Meeting on 15 May 2012, a letter was sent to Mr. Buora setting out the charges, in response to which the Company received a proposal for full and final settlement through the legal counsel of the former Director, in the form of the payment of a sum of one million euros.

Moreover, shortly before the meeting of the Board of Directors on 13 September 2012, called to approve the report on the items on the agenda for the Shareholders' Meeting of 18 October 2012, the Company received a similar proposal for full and final settlement for the sum of 1.5 million euros through the legal counsel of Mr. Riccardo Ruggiero.

The Board of Auditors shares the favourable assessment of the settlement with Mr. Buora expressed by the Board of Directors and, likewise, the settlement with Mr. Ruggiero and the proposal to start liability action, subordinately, for the following reasons.

First, one must take account of the fact that, in criminal terms, Mr. Buora is no longer a person under investigation, since an order for dismissal has been made for the relative proceedings – due to some of the alleged criminal acts being time barred, and due to issues of merit for others.

Furthermore, any liability proceedings would still present some uncertainties in terms of the subjective element and the causal nexus, notwithstanding the significant decision of the Supreme Court, in its judgement no. 1265 of 20 September 2011, quoted in the Directors' report, as noted by the Board of Auditors in its own previous reports.

In any event, obtaining a judgement would be a very long process, with substantial costs and, presumably, prolonged media exposure that would not be positive for the Company.

Moreover, taking account of the difficulty of quantifying the amount of damages imputable to Mr. Buora, that may hypothetically be compensated, also bearing in mind the frequency, known in practice although not susceptible to precise statistical calculation, of awards of sums that are considerably lower than the amounts claimed in the legal proceedings, appreciating, in any event, the significance of the proposal – formulated as totalling one million euros – the Board of Auditors concludes that it considers acceptance of the settlement proposal to be justified and opportune for the Company.

Regarding the position of Mr. Ruggiero, the Board of Auditors also views favourably the decision to propose acceptance of the settlement (and, subordinately, start liability proceedings).

Even though Mr. Ruggiero has been committed for trial and the identification of the elements of liability, already briefly indicated in the letter setting out the charges sent to him by the Company, with the consequent interruption of the statute of limitations, would be relatively straightforward, in terms of the subjective element, of breach of the obligations to equip the Company with adequate organisational and procedural arrangements, of a causal nexus between breach and damage, of identification of prejudice, the following must however be noted.

All liability action presents significant uncertainty regarding the final outcome of the judgement. Also considering the time required for a decision to become final, the normal risk of uncertainty about the possibility for a fruitful enforcement increases considerably, irrespective of the reasonable expectations about the outcome of the judgement.

Also having noted that, as already emphasized above, it is normal practice to reach a settlement for lesser amounts, even significantly so, with respect to the damage theoretically quantifiable, the Board of Auditors concludes that, in any event, the sum proposed by Mr. Ruggiero – formulated as totalling 1.5 million euros – does not seem to be merely symbolic.

In conclusion, for all the reasons explained in detail above, the Board of Auditors agrees with the Board of Directors' proposals to the Telecom Italia S.p.A. Shareholders’ Meeting to authorise the settlement, and, subordinately, to start liability proceedings, with reference to both Mr. Carlo Orazio Buora and Mr. Riccardo Ruggiero, in the terms specified in greater detail in the Directors’ report.

This document has been translated into English solely for the convenience of the readers. In the event of a discrepancy, the Italian language version prevails.

Telecom Italia S.p.A.

Registered Office Milan at Piazza degli Affari 2

Executive office and branch office in Rome at Corso d’Italia 41

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share capital 10,693,628,019.25 euros fully paid up

Tax Code, VAT Registration Number and

Milan Business Register Number 00488410010

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 24th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager